

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 23, 2008

Via U.S. Mail

Mr. Robert E. Swanson, Chief Executive Officer
Ridgewood Energy V Fund LLC
Ridgewood Energy W Fund LLC
1314 King Street
Wilmington, Delaware 19801

> **Re: Ridgewood Energy V Fund LLC**
> **Amendment No. 1 to Form 10**
> **Filed June 18, 2008**
> **File No. 0-53178**
>
> **Ridgewood Energy W Fund LLC**
> **Amendment No. 1 to Form 10**
> **Filed June 18, 2008**
> **File No. 0-53177**

Dear Mr. Swanson:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director